Exhibit 12.1

WP Glimcher Inc.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends

(in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2015		2014	2013	2012	2011	2010
Earnings before fixed charges:
Net (loss) income from continuing operations	$(644)		$205,455	$187,334	$156,390	$159,860	$153,748
Income tax expense	973		1,215	196	165	157	119
Loss (income) from unconsolidated entities	1,487		(973)	(1,416)	(1,028)	143	525
Remeasurement gains from unconsolidated entities	—		(99,375)	—	—	—	—
Distributions from unconsolidated entities	70		1,004	2,110	2,558	129	694
Fixed charges	77,214		82,840	56,219	59,429	55,938	63,767
Capitalized interest	(1,164)		(281)	(1,019)	(442)	(472)	(25)

Earnings before fixed charges	$77,936		$189,885	$243,424	$217,072	$215,755	$218,828

Fixed charges and preferred share dividends:
Interest expense (1)	$75,896		$82,452	$55,058	$58,844	$55,326	$63,601
Capitalized interest	1,164		281	1,019	442	472	25
Portion of rents representative of the interest factor	154		107	142	143	140	141

Total fixed charges	77,214		82,840	56,219	59,429	55,938	63,767

Preferred share dividends	8,973		—	—	—	—	—

Total fixed charges and preferred share dividends	$86,187		$82,840	$56,219	$59,429	$55,938	$63,767

Ratio of earnings to fixed charges and preferred share dividends	0.90	(2)	2.29	4.33	3.65	3.86	3.43

(1) Does not include the impact of the approximate $1 billion of debt incurred related to the spin-off from Simon Property Group for all periods prior to May 28, 2014.

(2) The shortfall of earnings to fixed charges and preferred share dividends for the six months ended June 30, 2015 was $8,251.  This shortfall resulted from the $25,713 of merger and transaction costs that we incurred during the six months ended June 30, 2015.